Exhibit 3.3

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TRICIDA, INC.

Tricida, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1. The name of the Corporation is Tricida, Inc., and the original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on May 22, 2013 under the name Trilypsa, Inc.

2. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the DGCL and amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”).

3. This Certificate of Amendment has been approved and duly adopted by the Board of Directors of the Corporation.

4. The terms and provisions of this Certificate of Amendment have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the DGCL and written notice pursuant to Subsection 228(e) of the DGCL has been or will be given to those stockholders whose written consent has not been obtained.

5. The following is hereby inserted into paragraph A of Article IV immediately before the first sentence therein:

“Effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 3.98 shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into 1 share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a certificate-by-certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation’s Board of Directors. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amended and Restated Certificate of Incorporation.”

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IN WITNESS WHEREOF, this Certificate of Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the corporation on this 15th day of June, 2018.

By:	/s/ Gerrit Klaerner
Name:	Gerrit Klaerner
Title:	President and Chief Executive Officer